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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

AthenaHealth, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

04685W 10 3

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

CUSIP No. 04685W 10 3	13G	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Cardinal Health Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares
6 SHARED VOTING POWER 2,693,190 shares
7 SOLE DISPOSITIVE POWER 0 shares
8 SHARED DISPOSITIVE POWER 2,693,190 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,693,190 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%
12	TYPE OF REPORTING PERSON * PN

Page 2 of 15 Pages

CUSIP No. 04685W 10 3	13G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Cardinal Health Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares
6 SHARED VOTING POWER 2,693,190 shares
7 SOLE DISPOSITIVE POWER 0 shares
8 SHARED DISPOSITIVE POWER 2,693,190 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,693,190 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%
12	TYPE OF REPORTING PERSON * OO

Page 3 of 15 Pages

CUSIP No. 04685W 10 3	13G	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares
6 SHARED VOTING POWER 2,693,190 shares
7 SOLE DISPOSITIVE POWER 0 shares
8 SHARED DISPOSITIVE POWER 2,693,190 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,693,190 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%
12	TYPE OF REPORTING PERSON * PN

Page 4 of 15 Pages

CUSIP No. 04685W 10 3	13G	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHP II Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares
6 SHARED VOTING POWER 2,693,190 shares
7 SOLE DISPOSITIVE POWER 0 shares
8 SHARED DISPOSITIVE POWER 2,693,190 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,693,190 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%
12	TYPE OF REPORTING PERSON * OO

Page 5 of 15 Pages

CUSIP No. 04685W 10 3	13G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John K. Clarke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares
6 SHARED VOTING POWER 2,693,190 shares
7 SOLE DISPOSITIVE POWER 0 shares
8 SHARED DISPOSITIVE POWER 2,693,190 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,693,190 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%
12	TYPE OF REPORTING PERSON * IN

Page 6 of 15 Pages

CUSIP No. 04685W 10 3	13G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brandon H. Hull
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares
6 SHARED VOTING POWER 2,693,190 shares
7 SOLE DISPOSITIVE POWER 0 shares
8 SHARED DISPOSITIVE POWER 2,693,190 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,693,190 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%
12	TYPE OF REPORTING PERSON * IN

Page 7 of 15 Pages

CUSIP No. 04685W 10 3	13G	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John J. Park
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares
6 SHARED VOTING POWER 2,693,190 shares
7 SOLE DISPOSITIVE POWER 0 shares
8 SHARED DISPOSITIVE POWER 2,693,190 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,693,190 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%
12	TYPE OF REPORTING PERSON * IN

Page 8 of 15 Pages

CUSIP No. 04685W 10 3	13G	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lisa M. Skeete Tatum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares
6 SHARED VOTING POWER 2,693,190 shares
7 SOLE DISPOSITIVE POWER 0 shares
8 SHARED DISPOSITIVE POWER 2,693,190 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,693,190 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%
12	TYPE OF REPORTING PERSON * IN

Page 9 of 15 Pages

Schedule 13G

Item 1	(a).	Name of Issuer:

AthenaHealth, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

311 Arsenal Street, Watertown, Massachusetts 02472

Item 2	(a).	Names of Persons Filing:

(1) Cardinal Health Partners, L.P. (“Fund I”); (2) Cardinal Health Partners Management, LLC, general partner of Fund I (the “Fund I GP”); (3) CHP II, L.P. (“Fund II”); (4) CHP II Management LLC, general partner of Fund II (the “Fund II GP”); (5) John K. Clarke, managing member of the Fund I GP and the Fund II GP; (6) Brandon H. Hull, managing member of the Fund I GP and the Fund II GP; (7) John J. Park, managing member of the Fund I GP and the Fund II GP; and (8) Lisa M. Skeete Tatum, managing member of the Fund I GP and the Fund II GP. The persons and entities named in this Item 2(a) are referred to individually as a “Filing Person” and collectively as the “Filing Persons.”

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of each of the Filing Persons is c/o Cardinal Partners, 600 Alexander Park, Princeton, New Jersey 08540.

Item 2	(c).	Citizenship:

Each of Fund I and Fund II is a limited partnership organized under the laws of the State of Delaware. Each of the Fund I GP and the Fund II GP is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Clarke, Hull and Park and Ms. Tatum is a United States citizen.

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2	(e).	CUSIP Number:

04685W 10 3

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Page 10 of 15 pages

Item 4.	Ownership.

(a) Amount Beneficially Owned:

As of December 31, 2007, Fund I was the record holder of 1,532,246 shares of Common Stock (the “Fund I Record Shares”).

By virtue of the affiliate relationship among Fund I and the Fund I GP, the Fund I GP may be deemed to own beneficially all of the Fund I Record Shares. In their capacities as individual managing members of the Fund I GP, Messrs. Clarke, Hull and Park and Ms. Skeete Tatum may be deemed to own beneficially all of the Fund I Record Shares.

As of December 31, 2007, Fund II was the record holder of 1,160,944 shares of Common Stock (the “Fund II Record Shares”).

By virtue of the affiliate relationship among Fund II and the Fund II GP, the Fund II GP may be deemed to own beneficially all of the Fund II Record Shares. In their capacities as individual managing members of the Fund II GP, Messrs. Clarke, Hull and Park and Ms. Skeete Tatum may be deemed to own beneficially all of the Fund II Record Shares.

By virtue of the fact that Messrs. Clarke, Hull and Park and Ms. Skeete Tatum are the managing members of both the Fund I GP and the Fund II GP, the Fund II GP may be deemed to own beneficially all of the Fund I Record Shares, and the Fund I GP may be deemed to own beneficially all of the Fund II Record Shares. By virtue of the affiliate relationship among the Fund II GP and Fund II, Fund II may be deemed to own beneficially all of the Fund I Record Shares. By virtue of the affiliate relationship among the Fund I GP and Fund I, Fund I may be deemed to own beneficially all of the Fund II Record Shares.

Each of the Filing Persons expressly disclaims beneficial ownership, except to the extent of its pecuniary interest therein, if any, of any shares of Common Stock of AthenaHealth, Inc., except in the case of Fund I for the Fund I Record Shares and Fund II for the Fund II Record Shares.

(b) Percent of Class:

Each Filing Person: 8.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

0 shares for each Filing Person.

(ii) Shared power to vote or to direct the vote:

2,693,190 shares for each Filing Person.

(iii) Sole power to dispose or to direct the disposition of

0 shares for each Filing Person.

(iv) Shared power to dispose or to direct the disposition of

2,693,190 shares for each Filing Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent On Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as defined in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Page 11 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 11, 2008

CARDINAL HEALTH PARTNERS, L.P.		CARDINAL HEALTH PARTNERS MANAGEMENT, LLC

By:	Cardinal Health Partners Management, LLC, its Sole General Partner

By:	/s/ John J. Park	By:	/s/ John J. Park
	John J. Park		John J. Park
	Managing Member		Managing Member

CHP II, L.P.		CHP II MANAGEMENT LLC

By:	CHP II Management LLC, its Sole General Partner

By:	/s/ John J. Park	By:	/s/ John J. Park
	John J. Park Managing Member		John J. Park Managing Member

	/s/ John K. Clarke		/s/ Brandon H. Hull
	John K. Clarke		Brandon H. Hull

	/s/ John J. Park		/s/ Lisa M. Skeete Tatum
	John J. Park		Lisa M. Skeete Tatum

Page 12 of 15 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of AthenaHealth, Inc.

EXECUTED as a sealed instrument this 11th day of February, 2008.

CARDINAL HEALTH PARTNERS, L.P.		CARDINAL HEALTH PARTNERS MANAGEMENT, LLC

By:	Cardinal Health Partners Management, LLC, its Sole General Partner

By:	/s/ John J. Park	By:	/s/ John J. Park
	John J. Park		John J. Park
	Managing Member		Managing Member

CHP II, L.P.		CHP II MANAGEMENT LLC

By:	CHP II Management LLC, its Sole General Partner

By:	/s/ John J. Park	By:	/s/ John J. Park
	John J. Park		John J. Park
	Managing Member		Managing Member

	/s/ John K. Clarke		/s/ Brandon H. Hull
	John K. Clarke		Brandon H. Hull

	/s/ John J. Park		/s/ Lisa M. Skeete Tatum
	John J. Park		Lisa M. Skeete Tatum

Page 13 of 15 Pages

Exhibit 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John J. Park, Andrew E. Taylor, Jr. and Matthew J. Andrus, and any one of them acting singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign for such person and in such person’s name, place and stead, in any and all capacities (until revoked in writing), any and all instruments, certificates and documents required to be executed on behalf of himself or herself as an individual or in his or her capacity as a managing member or general partner of any partnership, as the case may be, pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or she might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of February 11, 2008.

Signature:	/s/ John K. Clarke
Name:	John K. Clarke

Signature:	/s/ Brandon H. Hull
Name:	Brandon H. Hull

Signature:	/s/ Lisa M. Skeete Tatum
Name:	Lisa M. Skeete Tatum

Exhibit 3

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints John K. Clarke, Andrew E. Taylor, Jr. and Matthew J. Andrus, and any one of them acting singly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign for the undersigned and in the undersigned’s name, place and stead, in any and all capacities (until revoked in writing), any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his capacity as a managing member or general partner of any partnership, as the case may be, pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as the undersigned might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of February 11, 2008.

Signature:	/s/ John J. Park
Name:	John J. Park